222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609-7732 jgoodman@vedderprice.com

November 12, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant”); File No. 811-07655

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of shares of beneficial interest in connection with the reorganization of the Driehaus International Discovery Fund (the “Target Fund”) into the Driehaus International Small Cap Growth Fund, each a series of the Registrant.

It is expected that a special meeting of shareholders of the Target Fund will be held on February 11, 2015. Accordingly, we plan to mail the proxy materials to the Target Fund’s shareholders around December 22, 2014. The Registrant is proposing that its Registration Statement on Form N-14 become effective on December 12, 2014 pursuant to Rule 488 under the Securities Act of 1933.

Please contact the undersigned at (312) 609-7732 if you have questions or comments regarding the filing.

Very truly yours,

/s/ Jennifer M. Goodman

Jennifer M. Goodman

Attorney at Law